Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

United States

22 November 2011

Dear Mr. Spirgel,

Re:         Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended March 31, 2011
Filed June 17, 2011
File No. 1-10086

We have received your comment letter of 4 November 2011 regarding the above referenced periodic filing of Vodafone Group Public Limited Company (“Vodafone” or the “Group”).  Please note that we have reproduced the Staff’s comments, which appear in bold italics, and we have responded below to each comment.

Form 20-F for the fiscal year ended March 31, 2011

Notes to the consolidated financial statements

24. Provisions, page 119

Other provisions

1. We note that within “other provisions” are provisions for legal and regulatory disputes as well as amounts provided for property and restructuring costs. Revise your disclosure to include a breakdown for each of these provisions and more details about the timing of the associated cash flows. Please provide us with your proposed disclosures.

Response:

At 31 March 2011, ‘other provisions’ primarily comprised of provisions in relation to legal and regulatory disputes (£270 million), restructuring costs (£97 million),  property (£62 million) and other individually smaller items (£297 million in total).  None of these constituent elements of ‘other provisions’ were assessed as being individually material for disclosure purposes and were therefore aggregated.

Vodafone Group Plc

Vodafone House

The Connection, Newbury, Berkshire, RG14 2FN, England

Telephone:  +44 (0) 1635 685 459     Facsimile:   +44 (0) 1635 35237

E-mail:  andy.halford@vodafone.com   Web:   www.vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN       Registered in England No. 1833679

We propose amending our disclosure in future filings to reflect the following:

•                  The largest individual class of provision within ‘other provisions’ was legal and regulatory disputes.  We have included this as a separate class of provision in our proposed disclosure to be included in our annual filing for the fiscal year ending 31 March 2012.

•                  We will also revise our disclosure to include more details about the timing of the associated cash flows in respect of asset retirement obligations, legal and regulatory disputes and the most significant classes within ‘other provisions’.

Further, we will monitor the classes of provisions to ensure they continue to be reported in compliance with IAS 37 in future filings.

We would propose the following disclosure for the fiscal year ending 31 March 2012. The underlined text denotes the proposed additional disclosures compared to that made in the Form 20-F for the fiscal year ended 31 March 2011.

	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
1 April 2010	370	184	440	994
Exchange movements	(4)	(1)	(11)	(16)
Amounts capitalised in the year	4	—	—	4
Amount charged to the income statement	—	88	212	300
Utilised in the year — payments	(8)	(12)	(181)	(201)
Amounts released to the income statement	—	(30)	(29)	(59)
Other	(47)	41	25	19
31 March 2011	315	270	456	1,041
Exchange movements	•	•	•	•
Amounts capitalised in the year	•	•	•	•
Amount charged to the income statement	•	•	•	•
Utilised in the year — payments	•	•	•	•
Amounts released to the income statement	•	•	•	•
Other	•	•	•	•
31 March 2012	•	•	•	•

Provisions have been analysed between current and non-current as follows:

31 March 2012

	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
Current liabilities	•	•	•	•
Non-current liabilities	•	•	•	•
	•	•	•	•

31 March 2011

	Asset retirement obligations £m	Legal and regulatory £m	Other £m	Total £m
Current liabilities	7	215	337	559
Non-current liabilities	308	55	119	482
	315	270	456	1,041

Asset retirement obligations

In the course of the Group’s activities, a number of sites and other assets are utilised which are expected to have costs associated with exiting and ceasing their use. The associated cash outflows are substantially expected to occur at the dates of exit of the assets to which they relate, which are long-term in nature, primarily in periods up to twenty five years from when the asset is brought into use.

Legal and regulatory

The Group is involved in a number of legal and other disputes, including notification of possible claims. The directors of the Company, after taking legal advice, have established provisions after taking into account the facts of each case. The timing of cash outflows associated with the majority of legal claims are typically less than one year, however, for some legal claims the timing of cash flows may be long-term in nature. For a discussion of certain legal issues potentially affecting the Group, refer to note ••.

Other provisions

Other provisions comprises various provisions including restructuring costs and property, none of which are individually material. The associated cash outflows for restructuring costs are primarily less than one year. The timing of the cash flows associated with property is dependent upon the remaining term of the associated lease.

28. Contingent liabilities, page 121

2. We note your response to comment two from our letter dated September 23, 2011. Please expand your disclosure in note 28 to explain your position on why you have not recognized a provision for the litigation with the government of India. Please provide us with your proposed disclosures.

3. We note your response to comment three from our letter dated September 23, 2011. Please expand your disclosure in note 28 to include details about the context of why the deposit and guarantee were made. Your disclosure should include a discussion about the normal practice in India as outlined in the second paragraph of this response.

Response:

The disclosure below was included in our half-year financial report for the six months ended 30 September 2011 (filed 15 November 2011 on Form 6-K), which we believe is responsive to the points raised in your letter.

Extract from the half-year financial report for the six month ended 30 September 2011.

Developments in the India tax case

The Group continues to believe that neither VIHBV nor any other member of the Group is liable for Indian withholding taxes on the Hutchison transaction in 2007, and continues to take actions to defend itself vigorously both during and after the six months ended 30 September 2011.

On 22 October 2010 the Indian Tax Authority quantified the alleged tax liability and issued a demand of INR 112.2 billion (£1.5 billion) in respect of tax (INR 79 billion) and interest (INR 33.2 billion). On 15 November 2010 VIHBV was asked to make a deposit with the Supreme Court of INR 25 billion (£0.3 billion) and provided a guarantee for INR 85 billion (£1.1 billion) pending final adjudication of the case. It is normal for the Supreme Court in India to request a monetary deposit and/or security by way of a bank guarantee as an interim measure pending the final outcome of a case. In line with this practice, VIHBV duly complied with the request in order to enable it to continue with the Supreme Court appeal process.

Following the payment of the deposit, interest remains accruing at 1% per month on the balance of the alleged tax liability of INR 54 billion (£0.7 billion) should this be found due. In addition to the tax and interest, penalties of up to 100% could be imposed on any tax found due.

The hearing before the Supreme Court, which is considering the appeal on the issue of jurisdiction as well as on the challenge to quantification, finished on 19 October 2011 and the decision of the Supreme Court is expected in due course. The outcome of the proceedings may or may not conclude on the matter in its entirety and there can be no assurance that any outcome will be favourable to VIHBV or the Group.

The Group did not carry a provision for this litigation at 30 September 2011 or 31 March 2011 as it continues to believe that it had no obligation to withhold tax on the acquisition under applicable Indian law at the time of the transaction.

Additional details on this matter are available under “Legal proceedings” on page 122 of the Group’s annual report for the year ended 31 March 2011.

In respect of the context for providing the deposit and guarantee, we would propose including the above wording in future filings to the extent that it is still relevant or appropriate.

We will continue to assess the need to establish a provision, in accordance with IAS 37, in respect of the litigation with the government of India. Assuming our assessment has not changed at future reporting dates, we will incorporate the same or similar wording as above. Should our assessment change, we will disclose the level of provision recognised and the reason for our change in assessment.

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

/s/ Andy Halford

Andy Halford

Chief Financial Officer

cc:                            Ivette Leon, US Securities and Exchange Commission

Carlos Pacho, US Securities and Exchange Commission

Panos Kakoullis, Deloitte LLP

Andrew Bond, Deloitte LLP

Michael Bienenfeld, Linklaters LLP

Thomas B. Shropshire, Jr, Linklaters LLP

Paul Stephenson, Vodafone Group Plc